10029545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.R. Schmeidler and Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. — (212) 687-9800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

354 Eisenhower Parkway Suite 2050	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES A... COMMISSION ...ED MAR 0 2 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* AB 3/5

3/9

OATH OR AFFIRMATION

I, Peter G. Kandel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. Schmeidler and Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
02/25/2010

Peter G Kandel Jr
Signature

CFO and FinOp
Title

Elizabeth M Cancel (Ciociari)
Notary Public

ELIZABETH M. CANCEL
Notary Public, State of New York
No. 01CA6077508
Qualified in Kings County
Commission Expires July 15, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. Schmeidler & Co., Inc.
(a wholly-owned subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-16566)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
New York, New York

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying statements of financial condition of A.R. Schmeidler & Co., Inc. as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A.R. Schmeidler & Co., Inc. at December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 26, 2010

A.R. SCHMEIDLER & CO., INC.
(A wholly-owned subsidiary of Hudson Valley Bank)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 9,528,176	$ 5,570,250
Receivable from brokers	123,479	328,900
Deposit with clearing brokers	200,000	200,000
Advisory fees receivable	44,455	154,403
Securities owned at fair value - U.S. treasury bills and Money Market Fund	434,592	2,355,595
Property and equipment, at cost, net of accumulated depreciation $527,235 and $445,374	278,070	357,935
Leasehold improvements, at cost, net of accumulated amortization $356,452 and $222,659	981,466	1,115,258
Goodwill	22,473,262	19,563,640
Other intangibles	1,601,500	1,865,214
Other assets	351,191	342,627
Total assets	$ 36,016,191	$ 31,853,822
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 559,315	$ 849,331
Deferred taxes payable (net of deferred tax assets)	1,447,049	852,995
Income taxes payable	35,752	120,152
Total liabilities	2,042,116	1,822,478
Stockholder's equity		
Common stock, $0.01 par value - authorized 100,000 shares; issued and outstanding, 20,000 shares	200	200
Additional paid-in-capital	25,602,101	22,692,479
Retained earnings	8,371,774	7,338,665
Total stockholder's equity	33,974,075	30,031,344
Total liabilities and stockholder's equity	$ 36,016,191	$ 31,853,822

See notes to accompanying financial statements.

NOTE 1 - ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of net assets acquired has been allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent may make additional performance-based payments over the five years subsequent to the acquisition. These additional payments are accounted for as additional purchase price, which increases the recorded goodwill (see Note 4).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

<u>Use of Estimates</u>: The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those amounts

<u>Securities Transactions</u>: The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales are reported as of the trade date and dividend income on the ex-dividend date.

<u>Security Valuation</u>: Marketable securities are valued at fair value based upon the quoted market price for each security.

<u>Property, Equipment, and Leasehold Improvements</u>: Depreciation is provided by the straight-line method over the estimated useful lives of three to seven (3-7) years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

<u>Goodwill and Other Intangible Assets</u>: Goodwill is not subject to amortization. Identified intangible assets that have finite useful lives are amortized over those lives by a method which reflects the pattern in which the economic benefits of the intangible asset are used. All goodwill and identified intangible assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that impairment may exist. If such testing indicates impairment in the values and/or the remaining amortization periods of the intangible assets, adjustments are made to reflect such impairment. The Company's impairment evaluations as of December 31, 2009, did not indicate impairment of its goodwill or intangible assets.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax provision on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of this standard did not have a significant impact to the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis: Securities owned at fair value-Money Market Fund: Securities classified as money market funds are reported at fair value utilizing Level 1 inputs. For these securities, the Company obtains fair value measurements from JP Morgan Chase Bank, N.A. on a daily basis. The money market funds are highly liquid. The funds are redeemed at the end of each business day in the Company's sweep investment account for cash.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009			
Assets:			
Securities available-for-sale	$ 434,592	$ -	$ -
2008			
Assets:			
Securities available-for-sale	$ 2,355,595	$ -	$ -

Carrying amount is the estimated fair value for cash and cash equivalents, receivables from brokers, advisory fees receivable and accounts payable and accrued expenses.

NOTE 4 - GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively. The Company also recorded goodwill, which may increase as the result of additional performance based payments over the five-year period subsequent to the acquisition.

(Continued)

NOTE 4 - GOODWILL AND OTHER INTANGIBLES (Continued)

The components of intangible assets are as follows as of December 31:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2009			
Customer list	$ 2,470,000	$ 997,500	$ 1,472,500
Non-compete agreement	516,000	387,000	129,000
	$ 2,986,000	$ 1,384,500	$ 1,601,500
2008			
Customer list	$ 2,470,000	$ 807,500	$ 1,662,500
Non-compete agreement	516,000	313,286	202,714
	$ 2,986,000	$ 1,120,786	$ 1,865,214

Aggregate amortization expense for the years ended December 31, 2009 and 2008, was $263,714 and $263,716, respectively. Estimated annual amortization expense for each of the next five years is approximately $264,000. Parent made additional performance based payments in accordance with the terms of the acquisition agreement of $2,909,622 and $5,564,861 during the years ended December 31, 2009 and 2008. These payments are recorded as a non-cash contribution to additional paid-in-capital and an increase to goodwill.

The components of goodwill are as follows:

	2009 Gross Carrying Amount	2008 Gross Carrying Amount
Balance at January 1, 2009	$ 19,563,640	$ 13,998,779
Performance-based payment	2,909,622	5,564,861
Balance at December 31, 2009	$ 22,473,262	$ 19,563,640

(Continued)

NOTE 5 - INCOME TAXES

The tax effect of temporary differences given rise to the Company's deferred tax assets and liabilities are as follows:

Deferred Tax Asset (Liabilities):

	Balance December 31, 2009	Balance December 31, 2008
Non-compete	$ 77,037	$ 57,198
Customer list	(23,385)	(43,659)
Lease	187,524	177,418
Goodwill	(1,688,225)	(1,043,952)
Total deferred tax liability	$ (1,447,049)	$ (852,995)

A net deferred tax asset of $241,176 and $190,957 as of December 31, 2009 and 2008, has been provided for based on the temporary differences relative to the amortization of identified intangibles and lease payments. The deferred tax effects of goodwill deductible for tax purposes have been reflected in the Company's Statement of Financial Condition as deferred tax payables of $1,688,225 and $1,043,952 as of December 31, 2009 and 2008.

NOTE 6 - COMMITMENTS

In August 2006, the Company entered into a lease agreement for a new space. The lease is a 128 month lease expiring in May 2017. The lease contained an eight month rent holiday in 2006. The Company accrued $408,856 and $386,823 deferred rent as of December 31, 2008. The minimum lease payments are subject to increase in the landlord's operating expenses.

Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2010	$ 541,923
2011	561,154
2012	592,232
2013	607,038
2014	622,214
Through 2017	1,568,939
Total minimum rental commitments	$ 4,493,500

(Continued)

NOTE 6 - COMMITMENTS (Continued)

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company's new lease contains a one-time five-year renewal option. The Company has a security deposit in the amount of $125,000 for its leased office space.

NOTE 7 - CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. In the normal course of business, and under standard contract terms included in the correspondent agreement with the clearing broker-dealer, the Company has agreed to indemnify the clearing broker-dealer from damages or losses resulting from customer transactions. Based on historical experience, the Company believes that it is unlikely it will have to make payments under this indemnity. Accordingly, the Company has not recorded any liability in the financial statements for this indemnity.

NOTE 8 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees.

NOTE 9 - FIXED ASSETS

The major classes of fixed assets were as follows:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2009			
Leasehold improvements	$ 1,337,918	$ 356,452	$ 981,466
Furniture and equipment	587,710	309,640	278,070
Computer software	217,595	217,595	-
Total fixed assets	$ 2,143,223	$ 883,687	$ 1,259,536

(Continued)

NOTE 9 - FIXED ASSETS (Continued)

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2008			
Leasehold improvements	$ 1,337,917	$ 222,659	$ 1,115,258
Furniture and equipment	585,714	235,545	350,169
Computer software	217,595	209,829	7,766
Total fixed assets	$ 2,141,226	$ 668,033	$ 1,473,193

The Company also disposed of assets with a carrying value of $0 in February 2008. The Company disposed of the assets by reducing furniture and equipment and accumulated depreciation by $126,402.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash in banks, which at times may exceed federally-insured limits.

NOTE 11 - RELATED PARTY TRANSACTIONS

As of December 31, 2009 and 2008, the Company had outstanding payables for referral fees of $1,839 and $10,514, overhead payable of $22,000 and $22,000, and taxes payable of $35,752 and $62,632 to the Parent.

(Continued)

NOTE 12 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2009 and 2008, the Company's net capital was computed to be $1,735,188 and $1,514,905, exceeding its minimum requirements of $100,000 by $1,635,188 and $1,414,905. The ratio of aggregate indebtedness to the net capital was 0.34 to 1 and 0.64 to 1 at December 31, 2009 and 2008.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by A.R. Schmeidler & Co., Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited financial statements included in the Company's Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Company's FOCUS report for the period from January 1, 2009 through March 31, 2009, with amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 26, 2010

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by A.R. Schmeidler & Co., Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited financial statements included in the Company's Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Company's FOCUS report for the period from January 1, 2009 through March 31, 2009, with amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 26, 2010